FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For …16 July….2002

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F……X…… Form 40-F…………...

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes……….. No…X…….

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 16 July 2002

BY……………………………
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

VERTEX AWARDED CONTRACT BY WESTMINSTER CITY COUNCIL

Vertex, the business process outsourcing arm of United Utilities PLC, has been awarded a contract, worth up to £422 million, for the provision of customer management and business process outsourcing services to Westminster City Council.

The contract has an initial term of 10 years, with an option for Westminster City Council to extend for a further 5 years. It is the first to be awarded under Westminster City Council's Customer Service initiative and is scheduled to commence from 4 November 2002.

Vertex will oversee a range of council services with consortium partners Cap Gemini Ernst & Young and Accord plc providing a range of IT and facilities management services respectively.

Chief Executive of United Utilities, John Roberts, said:

> "We are delighted to have been awarded this contract, which represents an important step forward for Vertex as it establishes itself as a major player in the UK public sector outsourcing market.
>
> "Vertex will draw on its extensive experience of managing large utility customer bases in support of Westminster's Customer Service initiative. This contract - a blueprint for the future of customer-focused public sector outsourcing - places Vertex in a strong position to capitalise on further outsourcing opportunities as other local authorities take Westminster's lead."

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000
Simon Bielecki, Investor Relations Manager	01925 237033
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

Notes

Vertex, the business process outsourcing arm of United Utilities, specialises in Customer Relationship Management (CRM). Every year, Vertex handles around 14 million client customers, over 106 million calls, prints and sends out 36 million bills and processes 93 million payment transactions to a value of over £6 billion.

Vertex clients include: Cable & Wireless, TXU Energi, Hydro-One, Littlewoods Bet Direct, the London Borough of Ealing, Birmingham City Council, Companies House, United Utilities and the trainline.com.